Exhibit 99.1

HUTCHMED to Announce 2024 Half-Year Financial Results

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, June 26, 2024: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; SEHK:13) will be announcing its interim results for the six months ended June 30, 2024 on Wednesday, July 31, 2024 at 7:00 am Eastern Daylight Time (EDT) / 12:00 noon British Summer Time (BST) / 7:00 pm Hong Kong Time (HKT).

Analysts and investors are invited to join a conference call and audio webcast presentation with Q&A, conducted by HUTCHMED management.

The English conference call and audio webcast will be held on Wednesday, July 31, 2024, at 8:00 am EDT (1:00 pm BST / 8:00 pm HKT). The Chinese (Putonghua) webcast will be held at 8:30 am HKT / 1:30 am BST on Thursday, August 1, 2024 (8:30 pm EDT on Wednesday, July 31, 2024). Both webcasts will be available live via the company website at www.hutch-med.com/event/. The presentation will be available for downloading before the conference call begins. Details of the conference call dial-in will be provided in the financial results announcement and on the company website. A replay will also be available on the website shortly after the event.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three oncology drugs marketed in China, the first of which is also marketed in the U.S. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Rupert Dearden, Panmure Gordon	+44 (20) 7886 2500